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11015127

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 67687

MAIL PROCESSING RECEIVED FEB 28 2011 WASH. DC 211 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Company Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th St., 21st Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dobie (215) 701-9678 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St., Suite 3100 (Address) Philadelphia (City) PA (State) 19103-7080 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Robert D. Dobie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen + Company Capital Markets, LLC, as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
THERESA COGER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires August 27, 2014

[signature]
Signature

2/23/11
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Cohen & Company Capital Markets, LLC (a wholly owned subsidiary of Cohen Securities Funding, LLC)

December 31, 2010

Contents

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Managers
Cohen & Company Capital Markets, LLC

We have audited the accompanying statement of financial condition of Cohen & Company Capital Markets, LLC (a wholly owned subsidiary of Cohen Securities Funding, LLC) (the "Company"), as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen & Company Capital Markets, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 25, 2011

COHEN & COMPANY CAPITAL MARKETS, LLC
(a wholly owned subsidiary of Cohen Securities Funding, LLC)
Statement of Financial Condition
December 31, 2010
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	9,887
Restricted cash		2,548
Other receivables		2,255
Investments - trading		175,774
Other investments, at fair value		4,365
Total assets	$	194,829
Liabilities		
Payables to brokers, dealers, and clearing agencies		45,466
Accrued compensation and other		2,960
Due to related parties		6,397
Trading securities sold, not yet purchased		17,820
Securities sold under agreement to repurchase		69,816
Total liabilities		142,459
Member's equity		52,370
Total liabilities and member's equity	$	194,829

See accompanying notes to the financial statements

COHEN & COMPANY CAPITAL MARKETS, LLC
(a wholly owned subsidiary of Cohen Securities Funding, LLC)
Statement of Operations
Year Ended December 31, 2010
(Dollars in thousands)

Revenues		
Net trading	$	12,227
New issue & advisory		1,365
Principal transactions		(225)
Other income		105
Total revenues		13,472
Operating expenses		
Compensation and benefits		7,370
Allocated costs from IFMI, LLC		2,045
Business development, occupancy, equipment		477
Professional services, subscriptions, and other operating		1,621
Total operating expenses		11,513
Net income	$	1,959

See accompanying notes to the financial statements

COHEN & COMPANY CAPITAL MARKETS, LLC
(a wholly owned subsidiary of Cohen Securities Funding, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2010
(Dollars in thousands)

	Member's equity
Balance at December 31, 2009	$ 311
Contribution from Parent Company	50,070
Contribution from former owner	30
Net income	1,959
Balance at December 31, 2010	$ 52,370

See accompanying notes to the financial statements

COHEN & COMPANY CAPITAL MARKETS, LLC

(a wholly owned subsidiary of Cohen Securities Funding, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2010

(Dollars in thousands)

Cash flows from operating activities		
Net income	$	1,959
Adjustment to reconcile net income to net cash used in operating activities		
Change in unrealized loss on other investments		225
Changes in operating assets and liabilities:		
Increase in restricted cash		(2,448)
Increase in receivables		(2,249)
Increase in investments - trading, net		(175,774)
Decrease in other assets, net		60
Change in receivables from/payables to related parties, net		1,895
Increase in trading securities sold, not yet purchased, net		17,820
Increase in securities under agreements to repurchase		69,816
Change in receivables from/payables to brokers, dealers, and clearing agencies, net		45,586
Increase in accounts payable and other liabilities		2,918
Net cash used in operating activities		(40,192)
Cash flows used in investing activities		
Purchases of investments-other investments		(88)
Net cash used in investing activities		(88)
Cash flows provided by financing activities		
Capital contribution from parent		50,100
Net cash provided by financing activities		50,100
Net increase in cash and cash equivalents		9,820
Cash and cash equivalents at the beginning of the year		67
Cash and cash equivalents at the end of the year	$	9,887

See accompanying notes to the financial statements

1. COMPANY AND FORMATION

Cohen & Company Capital Markets, LLC (formerly Fairfax I.S. (US) LLC) (the "Company") is a Delaware Limited Liability Company and is a securities broker-dealer, which provides several classes of service, including securities brokerage and investment banking services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation and is licensed to conduct its brokerage activities in all 50 states and the District of Columbia.

Effective in September 2010, the Company was acquired from Fairfax America LLC by Cohen Securities Funding, LLC and is a wholly owned subsidiary of Cohen Securities Funding, LLC (the "Parent Company") and the Parent Company is a wholly owned subsidiary of IFMI, LLC, which is a majority owned subsidiary of Institutional Financial Markets, Inc. The Company engages in credit related fixed income securities sales and trading as well as new issue placements in corporate and securitized products and advisory services. The Company's fixed income sales and trading group provides trade execution to corporate and institutional investors. The Company specializes in the following products: high grade corporate bonds, high yield corporate bonds and loans, asset backed securities, mortgage-backed securities, collateralized loan obligations, collateralized bond obligations, commercial mortgage-backed securities, residential mortgage-backed securities, Small Business Administration ("SBA") loans, U.S. government bonds, U.S. government agency securities, hybrid capital of financial institutions including trust preferred securities, whole loans, and other structured financial instruments. In addition, the Company originates and trades brokered deposits or CDs for small banks as well as serves an agency brokerage business offering execution and brokerage services for cash equity and derivative products.

2. BASIS OF PRESENTATION

Effective in September 2010, the Company was acquired by Cohen Securities Funding, LLC for a cash purchase price of $297. The purchase price was allocated as follows:

ALLOCATION OF PURCHASE PRICE BY COHEN SECURITIES FUNDING, LLC		
Restricted cash	$	100
Other assets		220
Accounts payable		(23)
	$	297

Included in the Parent Company's other assets, the Parent Company assigned $166 to the value of the broker dealer license it acquired. The broker dealer license is held at the Parent Company and has not been pushed down to the Company's balance sheet.

These financial statements include the full calendar year operations of the Company including the period before and after its acquisition by the Parent Company.

(Dollars in thousands)

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 25, 2011. No material subsequent events have occurred since December 31, 2010 and through February 25, 2011 that required recognition or disclosure in these financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less. Most cash and cash equivalents are in the form of short term investments and are not held in federally insured bank accounts.

C. *Restricted Cash*

Restricted cash consists of funds on deposit with counterparties of repurchase agreement transactions and funds on deposit with clearing brokers. Deposits with clearing brokers consist of funds deposited with Pershing, LLC, the Company's clearing broker, to support the Company's securities trading activities.

D. *Payables to Brokers, Dealers and Clearing Agencies*

Payables to brokers, dealers and clearing agencies consist of the following: (i) net payables for funds to cover securities purchased and trades made with various counterparties that had not yet settled at December 31, 2010 and (ii) margin payable with the Company's clearing broker. These payables are short term in nature. Net payables for unsettled trades do not incur interest. Margin payable accrues a financing charge at the broker call rate plus 1%. As of December 31, 2010, the applicable broker call rate was 2%. See note 4.

E. *Adoption of New Accounting Standards*

Accounting for Transfers of Financial Assets

In December 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-16, *Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets* ("ASU 2009-16"), which formally codifies the new guidance on the accounting for transfers of financial assets issued in June 2009. The new guidance seeks to improve the relevance, representational faithfulness, and comparability

(Dollars in thousands)

of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Specifically, the new guidance eliminates the concept of a qualifying special purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. The new guidance is effective for fiscal years and interim periods beginning after November 15, 2009. The Company's adoption of the new guidance on accounting for transfers of financial assets as of January 1, 2010 did not have an effect on the Company's financial statements.

Variable Interest Entities

In December 2009, the FASB issued ASU No. 2009-17, *Consolidations (Topic 810) – Improvements in Financial Reporting by Enterprises Involved with Variable Interest Entities* ("ASU 2009-17"), which formally codifies the revised guidance on the accounting for variable interest entities ("VIE" or "VIEs") issued in June 2009. The revised guidance deals with determining whether an entity is a VIE and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE. Under the revised guidance, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The revised guidance also requires an enterprise to assess whether it has an implicit responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity's economic performance. The revised guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. The revised guidance is effective for fiscal years and interim periods beginning after November 15, 2009. However, in February 2010, the FASB issued ASU No. 2010-10, *Consolidation (Topic 810): Amendment for Certain Investment Funds* ("ASU 2010-10") which delayed the effective date of the revised guidance for an interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitization entities, asset-backed financing entities, or entities formerly considered qualifying special purpose entities. The amendments also clarify that for entities that do not qualify for the deferral, related parties should be considered when evaluating the specified criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the requirements for evaluating whether a decision maker's or service provider's fee is a variable interest are modified to clarify the FASB's intention that a quantitative calculation should not be the sole basis for this evaluation. The amendments included in ASU 2010-10 do not defer the disclosure requirements included in ASU 2009-17. The Company's adoption of the revised guidance, as modified by the deferral, on variable interest entities as of January 1, 2010 did not have an effect on the Company's financial statements since it was not involved with VIEs as of January 1, 2010 based on the Company's analysis as of that date. However, this is an ongoing assessment and it may impact the Company's financial statements in the future.

(Dollars in thousands)

Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). ASU 2010-06 amends FASB ASC 820 to require a reporting entity: (1) to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, to present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures: (1) for purposes of reporting fair value measurements for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. Since the provisions in ASU No. 2010-06 require only additional disclosures concerning fair value measurements, the Company's adoption of the provisions that were effective for interim periods beginning after December 15, 2009 during the first quarter of 2010 did not affect the Company's financial position, results of operations, or cash flows. The Company has included the required disclosures in this annual report.

Derivatives and Hedging: Scope Exception Related to Credit Derivatives

In March 2010, the FASB issued ASU No. 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Credit Derivatives* ("ASU 2010-11"). ASU 2010-11 clarifies the type of credit derivative that is exempt from embedded derivative bifurcation requirements. According to this guidance, the only form of embedded credit derivative that qualifies for the exemption is one that is related to the subordination of one financial instrument to another. Entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. ASU 2010-11 is effective for fiscal quarters beginning after June 15, 2010, with early adoption permitted. The Company's adoption of the new accounting guidance on July 1, 2010 did not have any impact on the Company's financial position, results of operations, or cash flows.

F. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including FASB ASC 320, *Investments – Debt and Equity Securities* ("FASB ASC 320") pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments* ("FASB ASC 825"). The Company also accounts for certain assets at fair value under the applicable industry guidance, namely FASB ASC 946, *Financial Services-Investment Companies* ("FASB ASC 946").

FASB ASC 820 includes fair value measurement provisions which establish a single authoritative definition of fair value, set out a framework for measuring fair value, establish a fair value hierarchy based on the quality of

inputs used to measure fair value and require additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). See notes 6 and 7 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income.

In the period presented, all securities were classified as trading or available for sale. No securities were classified as held to maturity. Furthermore, the Company elected the fair value option, in accordance with FASB ASC 825, for all securities that were classified as available for sale. Therefore, for the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

All securities that are classified as trading are included in investments-trading. However, when the Company acquires an investment that is classified as available for sale, but for which the Company elected the fair value option under FASB ASC 825, a distinction is made that impacts the Company's accounting treatment. If the investment is expected to be managed by employees of IFMI, LLC's capital markets segment, the investment is also classified as investments-trading. Otherwise, the investment is classified as other investments, at fair value. In general, investments-trading represent securities acquired in the secondary market while other investments, at fair value represent investments obtained in primary issuances or investments in public and privately-held equity securities.

The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by third party pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments – trading

Unrealized and realized gains and losses as well as income are recorded in net trading in the statement of operations.

Other Investments, at fair value

All gains and losses (unrealized and realized) from securities classified as other investments, at fair value in the statement of financial condition as well as income are recorded in principal transactions in the statement of operations.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See notes 6 and 7.

G. Derivative Financial Instruments

FASB ASC 815, *Derivatives and Hedging* ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value in the statements of operations and are included within investments-trading and trading securities sold, not yet purchased.

The Company may, from time to time, enter into derivatives to manage its risk exposures arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include purchase and sale agreements of "to-be-announced" securities ("TBAs"). TBAs are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. TBAs are accounted for as derivatives under FASB ASC 815 when either of the following conditions exists: (i) when settlement of the TBA trade is not expected to occur at the next regular settlement date (which is typically the next month) or (ii) a mechanism exists to settle the contract on a net basis. Otherwise, TBAs are recorded as standard security trades. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in net trading in the Company's statement of operations on a trade date basis. See note 8.

H. Collateralized Securities Transactions

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to

repurchase ("repurchase agreements") which are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Resulting interest income and expense are generally included in net trading in the statement of operations.

In the case of reverse repurchase agreements, the Company generally takes possession of securities as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities.

In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, *Balance Sheet* ("FASB ASC 210"), allows (but does not require) the reporting entity to net the asset and liability on the balance sheet. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions described in offsetting provisions included in FASB ASC 210 are met. The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's statement of financial condition. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's statement of financial condition.

In the case of reverse repurchase agreements, if the counterparty does not meet its contractual obligation to return securities used as collateral, or does not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant loss. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

In the normal course of doing business, the Company enters into reverse repurchase agreements that permit it to re-pledge or resell the securities to others. See note 9.

I. Revenue Recognition

Net trading: Net trading includes: (i) all gains, losses, and income (interest and dividend) from securities classified as investments – trading and trading securities sold, not yet purchased in the statement of financial condition; (ii) interest income and expense from collateralized securities transactions; and (iii) commissions and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by third party pricing services, or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. The models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities. Such interest expense is recorded on an accrual basis.

New issue and advisory: New issue and advisory revenue includes: (i) revenues earned for arranging the issuance of newly created debt, equity, and hybrid financial instruments, (ii) fees charged for advisory services and (iii) origination fees for corporate debt issues originated by the Company.

New issue and advisory revenue is recognized when all services have been provided and payment is earned. In some cases, the Company will utilize third party professionals to assist in the provision of some of these functions (primarily origination). In such cases, the Company records the cost of the third party services as a component of professional services, subscriptions, and other operating expenses and the revenue in new issue and advisory revenue.

Principal transactions: Principal transactions include all gains, losses and income (interest and dividend) from securities classified as other investments, at fair value in the statement of financial condition.

Transactions of these securities are recognized on a trade date basis.

The investments classified as other investments, at fair value are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by third party pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Other income: Other income includes other miscellaneous income earned by the Company.

J. Corporate Overhead Allocation

IFMI, LLC allocates certain indirect expenses to the Company. See note 16-B.

K. Other Comprehensive Income

The Company reports all changes in comprehensive income in the statement of changes in member's equity. Comprehensive income includes net income.

L. Due to/from Related Parties

The Company has an expense sharing agreement with IFMI, LLC and periodically receives advances from or advances money to IFMI, LLC. In addition, the Company periodically receives advances from or advances money to the Parent Company and other related parties. Advances to and from related parties are made on an interest free basis. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net advances from a related party are shown as a component of due to related parties in the statement of financial condition.

M. *Fair Value of Financial Instruments*

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates, and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Refer to note 7 for a discussion of the fair value hierarchy.

Cash and cash equivalents: Both restricted and unrestricted cash are carried at historical cost which is assumed to approximate fair value.

Investments-trading: These amounts are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by third party pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management.

Other investments: These amounts are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by third party pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. In the case of investments in alternative investment funds, fair value is generally based on the reported net asset value of the underlying fund.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by third party pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management.

Securities sold under agreement to repurchase: The liability for securities sold under agreement to repurchase are carried at their contracted repurchase price, and are very short term in nature, and are re-priced frequently with amounts normally due in one month or less, accordingly, these contracts are at amounts that approximate fair value.

Derivatives: These amounts are carried at fair value. The fair value is based on quoted market prices on an exchange that is deemed to be active.

4. RESTRICTED CASH AND RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

There were no amounts receivable from brokers, dealers and clearing agencies as of December 31, 2010.

As of December 31, 2010, the Company held restricted cash of $2,548, of which the Company has $2,448 of restricted cash held with counterparties of repurchase agreement transactions and $100 of restricted cash on

(Dollars in thousands)

deposit with a clearing broker.

Amounts payable to brokers, dealers and clearing agencies consist of the following at December 31, 2010.

PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES		
Unsettled regular way, trades	$	14,924
Margin payable		30,542
	$	45,466

Securities transactions are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition. All of the unsettled regular way trades as of December 31, 2010 were settled subsequent to December 31, 2010 at their recorded values. The Company incurred interest on margin payable of $131 for the year ended December 31, 2010.

5. OTHER RECEIVABLES

Other receivables at December 31, 2010 consist of:

OTHER RECEIVABLES		
Commissions receivable	$	1,513
Accrued interest receivable		742
	$	2,255

Commissions receivable primarily represents outstanding fees for trades completed by the Company's agency brokerage business offering execution and brokerage services for cash equity and derivative products and are of a routine and short term nature. Accrued interest receivable represents interest accrued on the Company's investment securities.

6. FINANCIAL INSTRUMENTS

Investments-Trading

The following table provides a detail of the investments classified as investments-trading as of December 31, 2010:

(Dollars in thousands)

INVESTMENTS - TRADING

	December 31, 2010		
Security Type	Cost	Carrying Value	Unrealized Gain / (Loss)
U.S. government agency mortgage-backed securities and collateralized mortgage obligations (1)	$ 111,587	$ 110,665	$ (922)
Commerical mortgage-backed securities	4,300	4,279	(21)
Residential mortgage-backed securities	1,238	1,237	(1)
U.S. Treasury securites	2,116	1,888	(228)
SBA loans	33,270	33,212	(58)
Corporate bonds	8,044	8,062	18
Certificates of deposit	15,159	15,239	80
Equity securities	1,270	1,192	(78)
Total	176,984	175,774	(1,210)

(1) Includes TBAs. See notes 3-G and 8.

Trading Securities Sold, Not Yet Purchased

The following table shows the cost and carrying value of all trading securities sold, not yet purchased as of December 31, 2010:

TRADING SECURITIES SOLD, NOT YET PURCHASED

	December 31, 2010		
Security Type	Cost	Carrying Value	Unrealized Gain / (Loss)
U.S. government agency mortgage-backed securities (1)	$ -	$ 374	$ (374)
U.S. Treasury securities	17,360	17,130	230
Corporate bonds	212	213	(1)
Certificates of deposit	98	96	2
Equity securities	6	7	(1)
Total	$ 17,676	$ 17,820	$ (144)

(1) Represents TBAs. See notes 3-G and 8.

(Dollars in thousands)

The Company tries to manage its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar fixed rate securities.

The Company recognized $1,354 of net trading losses for the year ended December 31, 2010 that relate to investments-trading and trading securities sold, not yet purchased still held at December 31, 2010.

Other Investments, at Fair Value

The following table provides detail of the investments included in other investments, at fair value:

OTHER INVESTMENTS, AT FAIR VALUE

Security Type	Cost	Carrying Value	Unrealized Gain/(Loss)
Equity Securities:			
Duart Fund (1)	$ 4,502	$ 4,277	$ (225)
Other	88	88	-
Total	$ 4,590	$ 4,365	$ (225)

(1) Duart Fund or "Duart Global Deep Value Securities Fund L.P." See note 7.

7. FAIR VALUE DISCLOSURES

Fair Value Option

The Company has elected to account for certain of its other financial assets at fair value under the fair value option provisions of FASB ASC 825. The primary reasons for electing the fair value option for, in general, any security that would otherwise qualify for available for sale treatment is to reduce the burden of monitoring the differences between the cost and the fair value of the Company's investments, including the assessment as to whether the declines are temporary in nature and to further remove an element of management judgment.

The changes in fair value (realized and unrealized gains and losses) of these instruments for which the Company has elected the fair value option are recorded in principal transactions and other income in the statement of operations. All of the investments for which the Company has elected the fair value option are included as a component of other investments, at fair value in the statement of financial condition. The Company recognized losses of $225 related to changes in fair value of investments for which it elected the fair value option during the year ended December 31, 2010.

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest

priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g. changes in market interest rates) and unobservable (e.g. changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2010. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which reclassifications occur.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

(Dollars in thousands)

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS	December 31, 2010 Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments-trading:				
U.S. government agency mortgage-backed securities and collateralized mortgage obligations	$ 110,665	$ -	$ 41,780	$ 68,885
Residential mortgage-backed securities	1,237	-	1,237	-
Commericial mortgage-backed securities	4,279	-	4,279	-
U.S. Treasury securities	1,888	1,888	-	-
SBA loans	33,212	-	33,212	-
Corporate bonds	8,062	-	8,062	-
Certificates of deposit	15,239	-	15,239	-
Equity securities	1,192	1,192	-	-
Total investments-trading	$ 175,774	$ 3,080	$ 103,809	$ 68,885
Other investments, at fair value:				
Equity Securities:				
Investment Funds				
Duart Fund (1)	$ 4,277	$ -	$ 4,277	$ -
Other	88	-	-	88
Total other investments, at fair value	$ 4,365	$ -	$ 4,277	$ 88
Liabilities:				
Trading securities sold, not yet purchased, at fair value:				
U.S. government agency mortgage-backed securities	$ 374	$ -	$ 374	$ -
U.S. Treasury securities	17,130	17,130	-	-
Corporate bonds	213	-	213	-
Certificates of deposit	96	-	96	-
Equity securities	7	7	-	-
Total trading securities sold, not yet purchased	$ 17,820	$ 17,137	$ 683	$ -

(1) Real Estate Funds

The following provides a brief description of the types of financial instruments the Company holds, the methodology for estimating fair value, and the level within the hierarchy of the estimate.

U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations: These are securities which are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from external data providers. These valuations are based on a market approach. This is considered a Level 2 valuation in the hierarchy. In instances where the securities are either new issuances or experience illiquidity, such as collateralized mortgage obligations, more specifically agency inverse interest-only securities, the Company may

use its own internal valuation models, which are based on an income approach. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy.

Residential Mortgage-Backed Securities and Commercial Mortgage-Backed Securities: These are securities for which the Company obtains third party quotations. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction. The Company generally classifies the fair value of these securities within Level 2 of the valuation hierarchy.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and the fair values of the U.S. Treasury securities are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within Level 1 of the valuation hierarchy.

SBA Loans: The Company obtains third party quotations for its investments in SBA loans. The quotations are generally based on quotes of comparable instruments and the Company generally classifies these investments within Level 2 of the valuation hierarchy. These valuations are based on a market approach.

Corporate Bonds: The Company uses recently executed transactions or third party quotations to arrive at the fair value of its investments in corporate bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy.

Equity Securities: The fair value of equity securities that represent investments in publicly traded companies (such as options) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange. This is considered a Level 1 value in the hierarchy. In some cases, the Company owns options or warrants in publicly traded companies when the option or warrant itself is not publicly traded. In those cases, the Company uses an internal valuation model and classifies the investment within Level 3 of the valuation hierarchy. Other equity securities represent investments in non-publicly traded investment funds that have the attributes of investment companies as described in FASB ASC 946-15-2. The Company estimates the fair value of these entities using the reported net asset value per share as of the reporting date in accordance with the "practical expedient" provisions related to investments in certain entities that calculate net asset value per share (or its equivalent) included in FASB ASC 820 for all entities. These valuations are based on a market approach. The Company generally classifies these estimates within either Level 2 if its investment in the entity is currently redeemable or Level 3 if its investment is not currently redeemable.

Certificates of Deposit: The fair value of certificates of deposit is estimated using third-party quotations. Certificates of deposit are generally categorized in Level 2 of the fair value hierarchy.

Trading Securities Sold, Not Yet Purchased: The securities are valued using quoted active market prices of the securities sold and are generally categorized within Level 1 or 2 of the valuation hierarchy depending on the type of investment sold. For a discussion of the valuation methodology used for U.S. government agency mortgage-backed securities, refer to "U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations." For a discussion of the valuation methodology used for U.S. treasury securities, refer to "U.S. Treasury Securities." For a discussion of the valuation methodology for corporate bonds, refer to "Corporate

(Dollars in thousands)

Bonds." For a discussion of the valuation methodology for certificates of deposit, refer to "Certificates of Deposit." For a discussion of the valuation methodology for equity securities, refer to "Equity Securities." For a discussion of the valuation methodology for TBAs, refer to "Derivatives-TBAs."

Derivatives: The Company accounts for TBAs as derivatives. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from external data providers. TBAs are generally classified within Level 2 of the fair value hierarchy. If there is limited transaction activity or less transparency to observe market based inputs to value models, TBAs are classified in Level 3 of the fair value hierarchy. U.S. government agency mortgage-backed securities and collateralized mortgage obligations include TBAs. Unrealized gains on TBAs are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 8.

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value for the year ended December 31, 2010:

LEVEL 3 INPUTS
Twelve Months Ended December 31, 2010

	January 1, 2010	Net realized/unrealized gains (losses) included in Income: Net trading	Net realized/unrealized gains (losses) included in Income: Principal transactions and other income	Transfers in and/or (out), net of Level 3	Purchases and (Sales), net	December 31, 2010	Unrealized gains /(losses) still held (1)
Assets:							
Investments-trading:							
U.S. government agency mortgage-backed securities and collateralized mortgage obligations	$ -	$ (1,887)	$ -	$ -	$ 70,772	$ 68,885	$ (1,887)
Total investments-trading	$ -	$ (1,887)	$ -	$ -	$ 70,772	$ 68,885	$ (1,887)
Other investments, at fair value							
Other equity securities	$ -	$ -	$ -	$ -	$ 88	$ 88	$ -
Total other investments, at fair value	$ -	$ -	$ -	$ -	$ 88	$ 88	$ -

(1) Represents the amount of total gains or losses for the period, included in earnings, relating to assets classified as Level 3 that are still held at December 31, 2010.

The circumstances that would result in transferring certain financial instruments from Level 2 to Level 3 in the fair value hierarchy would typically include what the Company believes to be a decrease in the availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources.

Investments-trading: During the year ended December 31, 2010, there were no transfers in to or out of Level 3.

Other investments, at fair value: During the year ended December 31, 2010, there were no transfers in to or out of Level 3.

The following table presents additional information about investments in certain entities that calculate net asset value per share (regardless of whether the "practical expedient" provisions of FASB ASC 820 have been applied) which are measured at fair value on a recurring basis at December 31, 2010.

FAIR VALUE MEASUREMENTS OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)

	Fair Value at December 31, 2010 (dollars in thousands)	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Investment Funds:				
Duart Fund (1)	$ 4,277	$ -	Quarterly	90 days
Total	$ 4,277	$ -		

(1) The Duart Fund is a specialized deep value and special situations investment opportunity fund. The Duart Fund's investment strategy is to make investments primarily in a portfolio of long and short positions in public and private real estate equity securities, equity-linked securities, or debt securities (including, but not limited to, convertible debt, debt with warrants, warrants, and credit default swaps that relate to real estate securities) and partnership or fund interests in the real estate industry globally. The Duart Fund allows quarterly redemptions upon 90 days notice. Effective December 31, 2010, the Company submitted a redemption notice to the Duart Fund to redeem 100% of its capital. The Company expects to receive its redemption by March 31, 2011. The fair value of the investment in this category has been estimated using the net asset value per share of the investment in accordance with the "practical expedient" provisions of FASB ASC 820.

8. DERIVATIVE FINANCIAL INSTRUMENTS

See note 3-G for a discussion of the Company's accounting policy on derivative financial instruments.

The Company may, from time to time, enter into the following derivative instruments:

TBAs

The Company trades U.S. Government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to

(Dollars in thousands)

market risk, the Company enters in to the purchase and sale of TBAs. The Company carries the TBAs at fair value and includes them as a component of investments–trading or trading securities sold, not yet purchased in the Company's balance sheet. At December 31, 2010, the Company had entered into 4 open TBA sale agreements in the notional amount of $157,500 and 1 open TBA purchase agreement in the notional amount of $50,000.

The following table presents the Company's derivative financial instruments and the amount and location of the fair value recognized in the statement of financial condition as of December 31, 2010.

DERIVATIVE FINANCIAL INSTRUMENTS - STATEMENT OF FINANCIAL CONDITION INFORMATION

Derivative Financial Instruments Not Designated As Hedging Instruments under FASB ASC 815:	Balance Sheet Classification	Fair Value December 31, 2010
TBAs	Investments - trading	$ 1,473
TBAs	Trading securities sold, not yet purchased	(374)
		$ 1,099

The following table presents the Company's derivative financial instruments and the amount and location of the net gain (loss) recognized in the statement of operations for the year ended December 31, 2010:

DERIVATIVE FINANCIAL INSTRUMENTS - STATEMENT OF OPERATIONS INFORMATION

Derivative Financial Instruments Not Designated As Hedging Instruments under FASB ASC 815:	Income Statement Classification	Year ended December 31, 2010
TBAs	Revenues - net trading	$ 2,577
		$ 2,577

9. COLLATERALIZED SECURITIES TRANSACTIONS

Reverse repurchase agreements or repurchase agreements, principally U.S. government and federal agency obligations and SBA loans, are treated as collateralized financing transactions and are recorded at their

(Dollars in thousands)

contracted resale or repurchase amounts plus accrued interest. Resulting interest income and expense are included in net trading in the statement of operations. See note 3-H.

The Company enters into reverse repurchase agreements to acquire securities to cover short positions or as an investment. The Company enters into repurchase agreements to finance the Company's securities positions held in inventory. At December 31, 2010, the Company held no reverse repurchase agreements. At December 31, 2010, the Company had $69,816 repurchase agreements, and the fair value of securities pledged as collateral under repurchase agreements was $75,562.

10. ACCRUED COMPENSATION AND OTHER

Accrued compensation and other consist of salary and bonus expense allocated by the Parent Company from IFMI, LLC to the Company for services provided by the IFMI, LLC employees who are allocated to the Company and related to payroll taxes payables which are the taxes associated with accrued compensation, as well as accrued clearing and execution costs related to trading activity.

11. RETIREMENT PLAN

IFMI, LLC maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. Under the plan, the IFMI, LLC matches 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $44 for the year ended December 31, 2010.

12. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

13. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $624 as of December 31, 2010. As of December 31, 2010 the Company's adjusted net capital was $22,352 which exceeds the minimum requirements by $21,728.

14. RESERVE REQUIREMENTS

As of December 31, 2010, the Company was not subject to the reserve requirements under rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

(Dollars in thousands)

15. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Pershing, LLC whereby Pershing, LLC acts as the clearing broker for the Company. Under this agreement, the Company is required to maintain a minimum $100 deposit throughout the life of the contract.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with the acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company with its clearing agent Pershing, LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of Pershing, LLC has acted improperly.

16. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2010. The transactions are listed by related party.

A. *The Parent Company*

As of December 31, 2010, the Company had net amounts due to the Parent Company and IFMI, LLC of $6,397 which represented the entire amount included as due to related parties in the Company's statement of financial condition.

Prior to its acquisition by the Parent Company, the Company was paid $99 for management services by the Parent Company. This is included as a component of other income in the statement of operations.

During the year ended December 31, 2010, the Parent Company made capital contributions of $50,070 to the Company. The Company also received $30 in capital contributions from its former owner prior to Cohen Securities Funding, LLC acquiring it during the second half of 2010.

Additionally, the Company made net purchases of trading securities from the Parent Company for $16,894. The purchase price was equal to the fair value on the date of transfer and no gain or loss was recognized by the Company on the transaction.

During the fourth quarter of 2010, the Parent Company transferred the investment of the Duart Fund in the amount of $4,502 to the Company. This transfer, which was completed as an intercompany transfer, was included as part of due to related parties. This transfer was treated as a non-cash item in the statement of cash flows.

B. IFMI, LLC

IFMI, LLC allocates all direct expenses it incurs on behalf of the Company to the Company. These direct expenses include the salaries, wages, and benefits for all employees who are solely dedicated to the operations of the Company. In addition, IFMI, LLC maintains an expense sharing agreement with the Company and an affiliated broker dealer entity in order to allocate expenses that indirectly benefit the Company or the affiliated broker dealer entity. The Company is allocated costs based on the following formula:

Service/Expense	Allocation Methodolgy	Average Percentage of Allocated Fees and Costs to the Company From IFMI, LLC
Rent, Utilities, Telephone, Office Equipment and Technology Support, Subscription Dues and Memberships(1), Professional Fees(2) and Insurance (3)	Based upon the amount of square footage occupied by the Company.	**51%**
Compensation, Taxes and Benefits (President, Chief Compliance Officer, and Vice President and Chief Financial Officer)	Based upon the anticipated allocable portion of time spent by each named executive officer working for the Company during the next calendar quarter.	**19%**
Compensation, Taxes and Benefits (two named Managing Directors)	Based upon the anticipated allocable portion of time spent by each named executive officer working for the Company during the next calendar quarter.	**80%**
Compensation, Taxes and Benefits for Back-Office Support	Based upon the percentage of revenues generated by the Company as compared to total consolidated revenues generated by IFMI, LLC.	**19%**

(Dollars in thousands)

(1) The term "Subscriptions, Dues and Memberships" means the subscription costs for Bloomberg, Loan Performance Index, Intex and other suppliers of data and information used by IFMI, LLC and the Company and an affiliated broker-dealer entity.

(2) Professional fees include, but are not limited to, the cost of consultants, outside counsel and accountants, including the auditor of IFMI, LLC, who also audits the Company and an affiliated broker-dealer entity.

(3) Insurance means coverage for property casualty, directors and officers, errors and omissions and professional liability. It does not include the cost of the fidelity bond for the Company or for the affiliated broker-dealer entity, each of which is direct obligation of each entity.

The percentage allocated may vary quarter to quarter depending on whether there is a change in usage of space, usage of time, or generation of revenue on a calendar quarterly basis or if there is a material change during the course of a calendar quarter.

The Company incurred expense of $1,752 for the year ended December 31, 2010 under this expense sharing agreement which is included as a component of allocated costs from IFMI, LLC in the statement of operations. Also included in allocated costs from IFMI, LLC is $293 related certain costs allocated by IFMI, LLC to the Company relating direct operating expenses incurred by IFMI, LLC on behalf of the Company during the first month following its acquisition by the Parent Company.

C. Other

From time to time, the Company provided certain brokerage services to employees of IFMI, LLC in the ordinary course of business. The Company recognized an immaterial amount of net trading revenue from these activities during 2010.

17. CONCENTRATION OF CREDIT RISK

As of December 31, 2010, the Company held approximately $9,798 of its cash and cash equivalents with TD Bank and $89 with Citibank. If any of these institutions failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company's trading activities are primarily with Pershing, LLC, South Street Securities LLC and Pennant Management, Inc.. All securities transactions of the Company are cleared by these firms pursuant to customer agreements. At December 31, 2010, substantially all the investments in securities are positions held among these three brokers.

With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

SUPPLEMENTARY INFORMATION

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Managers
Cohen & Company Capital Markets, LLC

We have audited the accompanying financial statements of Cohen & Company Capital Markets, LLC (a wholly owned subsidiary of Cohen Securities Funding, LLC) as of and for the year ended December 31, 2010, and have issued our report thereon dated February 25, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 25 is presented for purposes of additional analysis is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 25, 2011

Cohen & Company Capital Markets, LLC
(a wholly owned subsidiary of Cohen Securities Funding, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2010
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital Calculation			
Net Capital			
Member's Capital		$	52,370
Deductions			
Non allowable assets			(7,384)
Tentative net capital			44,986
Haircuts on investments			(20,599)
Undue concentration			(2,035)
Total Deductions			(22,634)
Net Capital			22,352
Total liabilities per balance sheet	142,459		
Less: non-aggregate indebtedness liabilities	(133,102)		
Aggregate indebtedness	9,357		
Net capital ratio	6.67%		
Minimum net capital required			624
Excess net capital		$	21,728
Ratio of aggregate indebtedness to net capital			42%

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 (g) (1) for Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Board of Managers
Cohen & Company Capital Markets, LLC

In planning and performing our audit of the financial statements of Cohen & Company Capital Markets, LLC (a wholly owned subsidiary of Cohen Securities Funding, LLC) (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 25, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, PA

February 25, 2011